[Letterhead of Precision Optics Corporation, Inc.]

March 18, 2005
POC:25-0106

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Precision Optics Corporation, Inc.
Form 10-KSB for the Year Ended June 30, 2004

Dear Mr. Gordon:

In connection with our response to the comments in your letter of March 7, 2005, Precision Optics Corporation, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following are the Company’s responses to your comments:

Comment:

1.	We noted on page 3 that you sell certain services to your customers in addition to products. Supplementally, and in future filings, expand your revenue recognition policy to:

•	Tell us how you recognize revenue for services. Include in your discussion how the company considers each of the criteria in SAB Topic 13.A.1.
•	Provide details of whether any of your revenue transactions have multiple deliverables.

Response:

The services that the Company provides to customers consist of repairs and engineering design and development. Revenues from services are typically a small percentage of total revenues, and for the years ended June 30, 2004, 2003 and 2002 were approximately 3.9%, 2.0% and 2.7%, respectively, of total revenues.

Recognition of service revenue occurs after consideration of the following criteria:

a.	Determination that a purchase order or sales contract properly executed by the customer has been received and accepted, and which specifies the type of service to be performed.

b.
Delivery to the customer of the repaired product has occurred, or in the case of engineering design and development services, that the design or a prototype instrument has been delivered to the customer.

c.	Determination that the price specified in the customer’s purchase order or sales contract is fixed or determinable, and is not subject to refund or adjustment.

d.
Determination that collectibility of amounts to be billed are reasonably assured based on past experience with the customer or, in the case of new customers, review of customer credit references, D&B reports, etc.

None of the Company’s revenue transactions have multiple deliverables.

Comment:

2.
Please also tell us at what point the sales price of products and services sold are fixed and determinable. We noted your comment included in your critical accounting policies and estimates whereby you state that the “determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the price to the buyer charged for products delivered or services rendered …” Tell us how you considered SAB Topic 13.A.4.

Response:

Sales price of products and services sold is fixed and determinable after receipt and acceptance of a customer’s purchase order or properly executed sales contract, typically before any work is performed. Management reviews each customer purchase order or sales contract to determine that the work to be performed is specified and there are no unusual terms and conditions which would raise questions as to whether the sales price is fixed or determinable. The Company does not have a history of issuing any significant or unusual adjustments to customers on our sales transactions. Management’s judgment is used to determine if collectibility is reasonably assured. The Company does not have a history of experiencing significant collection issues on amounts billed for products or services.

In future filings, the Company will expand its revenue recognition policy, as appropriate, with respect to your comments.

Comment:

3.
We note your disclosures that “the company’s Chief Executive Officer and Principal Financial Officer have conducted an evaluation of the Company’s disclosure controls and procedures and based on this evaluation, the CEO and PFO have concluded that the company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms.” Amend your 10-KSB to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: The requested clarification has been made in the Company’s Form 10-KSB/A filed contemporaneously herewith.

Comment:

4.
We noted that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Response: The incorrect language contained in paragraph 5 of each of Exhibit 31.1 and Exhibit 31.2 was due to a production error at the Company’s financial printer. Exhibits 31.1 and 31.2 to the Company’s Form 10-KSB/A filed contemporaneously herewith contain the correct language.

If you have additional questions or comments, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Jack P. Dreimiller
Jack P. Dreimiller
Chief Financial Officer

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